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                 March 28, 2022

       Ashish Khanna
       Chief Financial Officer & Chief Business Officer
       Aptinyx Inc.
       909 Davis Street, Suite 600
       Evanston, IL 60201

                                                        Re: Aptinyx Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 24,
2022
                                                            File No. 333-263808

       Dear Mr. Khanna:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Doris Gama at 202-812-3232 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Mitchell S. Bloom, Esq.